UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

Calpine Corporation

(Name of Issuer)

Common Shares, par value $0.001 per share

(Title of Class of Securities)

131347304

(CUSIP Number)

James J. Moloney

Gibson, Dunn & Crutcher LLP

3161 Michelson Drive

Irvine, CA 92612

(949) 451-4343

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 24, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 131347304	13D/A	Page 2 of 14 Pages

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). LUMINUS MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 65,652,566
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 65,652,566

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 65,652,566
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.52%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 131347304	13D/A	Page 3 of 14 Pages

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). FARRINGTON MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 65,652,566
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 65,652,566

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 65,652,566
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.52%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 131347304	13D/A	Page 4 of 14 Pages

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). LSP CAL HOLDINGS I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 65,652,566
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 65,652,566

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 65,652,566
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.52%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 131347304	13D/A	Page 5 of 14 Pages

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). LSP CAL HOLDINGS II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 65,652,566
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 65,652,566

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 65,652,566
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.52%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 131347304	13D/A	Page 6 of 14 Pages

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). LS POWER PARTNERS, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 65,652,566
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 65,652,566

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 65,652,566
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.52%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 131347304	13D/A	Page 7 of 14 Pages

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). LS POWER PARTNERS II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 65,652,566
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 65,652,566

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 65,652,566
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.52%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 131347304	13D/A	Page 8 of 14 Pages

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). LUMINUS ASSET PARTNERS, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 65,652,566
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 65,652,566

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 65,652,566
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.52%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 131347304	13D/A	Page 9 of 14 Pages

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). LUMINUS ENERGY PARTNERS MASTER FUND, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 65,652,566
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 65,652,566

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 65,652,566
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.52%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 131347304	13D/A	Page 10 of 14 Pages

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). FARRINGTON CAPITAL, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 65,652,566
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 65,652,566

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 65,652,566
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.52%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 131347304	13D/A	Page 11 of 14 Pages

This Amendment No. 2 (this “Amendment”) amends and supplements the Schedule 13D filed on February 11, 2008 (the “Original Filing”) by the Reporting Persons relating to the Common Stock, par value $0.001 per share (the “Shares”) of Calpine Corporation, a Delaware corporation (the “Issuer”). Information reported in the Original Filing remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment or Amendment No. 1. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Original Filing.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Original Filing is hereby amended by adding the following at the end thereof:

As of September 24, 2008 the Reporting Persons may be deemed to beneficially own an aggregate of 65,652,566 Shares, as detailed in Item 5. The aggregate purchase price for such shares was $1,115,391,662.38 (exclusive of brokerage commissions and fees), which amount has come from working capital and/or from borrowings pursuant to margin accounts maintained in the ordinary course of business.

Item 4.	Purpose of Transaction.

Item 4 of the Original Filing is hereby amended by adding the following at the end thereof:

On September 24, 2008, certain of the Reporting Persons filed an application under Section 203 of the Federal Power Act with the Federal Energy Regulatory Commission seeking approval to acquire up to 40% of the issued and outstanding Shares.

Item 5.	Interest in Securities of the Issuer.

Items 5(a), (b) and (c) of the Original Filing are hereby amended by adding the following at the end thereof:

(a) As of September 24, 2008, LSP Cal II is the record owner of 14,669,132 Shares, representing approximately 3.47% of the outstanding Shares. Luminus Energy Fund is the record owner of 7,610,011 Shares, representing approximately 1.8% of the outstanding Shares.

(b)

Reporting Persons	Number of Shares With Sole Voting and Dispositive Power	Number of Shares With Shared Voting and Dispositive Power	Aggregate Number of Shares Beneficially Owned	Percentage of Class Beneficially Owned
Farrington Capital, LP	0	65,652,566	65,652,566	15.52%
LSP Cal Holdings I, LLC	0	65,652,566	65,652,566	15.52%
LSP Cal Holdings II, LLC	0	65,652,566	65,652,566	15.52%
Luminus Management, LLC	0	65,652,566	65,652,566	15.52%
Luminus Asset Partners, L.P.	0	65,652,566	65,652,566	15.52%
Luminus Energy Partners Master Fund, Ltd.	0	65,652,566	65,652,566	15.52%
LS Power Partners, L.P.	0	65,652,566	65,652,566	15.52%
LS Power Partners II, L.P.	0	65,652,566	65,652,566	15.52%

CUSIP No. 131347304	13D/A	Page 12 of 14 Pages

(c)

PARTY EFFECTING TRANSACTION	DATE	BUY / SELL	QUANTITY	AVERAGE PRICE ($)[1]	CURRENCY
LSP Cal II	9/9/2008	BUY	142,202	15.73	USD
LSP Cal II	9/9/2008	BUY	97,000	16.00	USD
LSP Cal II	9/9/2008	BUY	67,900	15.02	USD
LSP Cal II	9/9/2008	BUY	29,100	15.04	USD
LSP Cal II	9/10/2008	BUY	121,250	15.18	USD
LSP Cal II	9/10/2008	BUY	22,407	15.00	USD
LSP Cal II	9/15/2008	BUY	225,000	14.69	USD
LSP Cal II	9/16/2008	BUY	290,790	13.90	USD
LSP Cal II	9/17/2008	BUY	189,000	12.89	USD
Luminus Energy Fund	9/9/2008	BUY	4,398	15.73	USD
Luminus Energy Fund	9/9/2008	BUY	3,000	16.00	USD
Luminus Energy Fund	9/9/2008	BUY	2,100	15.02	USD
Luminus Energy Fund	9/9/2008	BUY	900	15.04	USD
Luminus Energy Fund	9/10/2008	BUY	3,750	15.18	USD
Luminus Energy Fund	9/10/2008	BUY	693	15.00	USD
Luminus Energy Fund	9/15/2008	BUY	25,000	14.69	USD
Luminus Energy Fund	9/16/2008	BUY	32,310	13.90	USD
Luminus Energy Fund	9/17/2008	BUY	21,000	12.89	USD

[1]	Exclusive of brokerage fees and commissions.

CUSIP No. 131347304	13D/A	Page 13 of 14 Pages

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 24, 2008

Farrington Capital, LP

By:	Farrington Management, LLC
Its:	General Partner

By:	/s/ Mikhail Segal
	Name:	Mikhail Segal
	Title:	Vice President

LSP Cal Holdings I, LLC

By:	/s/ James Bartlett
	Name:	James Bartlett
	Title:	President

LSP Cal Holdings II, LLC

By:	/s/ James Bartlett
	Name:	James Bartlett
	Title:	President

Farrington Management, LLC

By:	/s/ Mikhail Segal
	Name:	Mikhail Segal
	Title:	Vice President

CUSIP No. 131347304	13D/A	Page 14 of 14 Pages

LS Power Partners, L.P.

By:	/s/ James Bartlett
	Name:	James Bartlett
	Title:	President

LS Power Partners II, L.P.

By:	/s/ James Bartlett
	Name:	James Bartlett
	Title:	President

Luminus Management, LLC

By:	/s/ Paul Segal
	Name:	Paul Segal
	Title:	President

Luminus Asset Partners, L.P.

By:	Luminus Management, LLC
Its:	Investment Manager

By:	/s/ Paul Segal
	Name:	Paul Segal
	Title:	President

Luminus Energy Partners Master Fund, Ltd.

By:	Luminus Management, LLC
Its:	Investment Manager

By:	/s/ Paul Segal
	Name:	Paul Segal
	Title:	President